

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

April 2, 2009

Mr. Douglas R. Young
Chief Executive Officer
NeoMagic Corporation
3250 Jay Street
Santa Clara, California 95054

  RE: **NeoMagic Corporation**
     Form 10-K for the fiscal year ended January 27, 2008
     Filed April 24, 2008
     File No. 0-22009

Dear Mr. Young:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

         Sincerely,

         Angela J. Crane
         Accounting Branch Chief